

July 26, 2012

Via E-mail
Paul Arling
Universal Electronics Inc.
6101 Gateway Drive
Cypress, CA 90630

> **Re: Universal Electronics Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed March 14, 2012**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 27, 2012**
> **File No. 000-21044**

Dear Mr. Arling:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2011

Off Balance Sheet Arrangements, page 36

1. We note your disclosure that you do not participate in any off balance sheet arrangements "[o]ther than the contractual obligations disclosed above." Pursuant to Item 303(a)(4) of Regulation S-K, you are required to discuss off-balance sheet arrangement that have or are reasonably likely to have a current or future effect on your performance. To the extent you have off-balance sheet arrangements, in your future filings please provide the disclosure specified by paragraphs (A), (B), (C) and (D) of Item 303(a)(4)(i) of Regulation S-K.

<u>Definitive Proxy Statement on Schedule 14A</u>

<u>Compensation Discussion and Analysis, page 25</u>

2. We note your disclosure that you use performance ratings to place your individual executives in the "lower, middle or upper third of the total direct compensation opportunity range." In your future filings, please disclose within this section the overall rating for each named executive officer during the applicable period and their placement in the total direct compensation opportunity range for each period.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sharon Virga, Staff Accountant, at (202) 551-3385, or Terry French, Accounting Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Brandon Hill, at (202) 551-3268, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director